Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST
Supplement No. 14 dated December 8, 2009 to the Prospectus dated April 29, 2009

We are providing this Supplement No. 14 to you in order to supplement our prospectus dated April 29, 2009. This Supplement No. 14 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 13 dated December 4, 2009 which superseded and replaced all prior supplements to the registrants prospectus dated April 29, 2009. Capitalized terms used in this Supplement No. 14 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Goodyear Crossing Ind. Park II

On December 7, 2009, the Duke joint venture acquired Goodyear Crossing Ind. Park II, located at 16920 W. Commerce Drive, Goodyear, AZ, a suburb of Phoenix, for approximately $45,645,000, exclusive of customary closing costs and acquisition fees which are both expensed as incurred. We own an 80% interest in the Duke joint venture and we made cash contributions of approximately $36,040,000 to the Duke joint venture in connection with the acquisition, using the net proceeds from this offering.

Goodyear Crossing Ind. Park II is an 820,384 square foot warehouse/distribution building that was built in 2008 and expanded in 2009. The property is 100% leased to Amazon.com.azdc, Inc., with a guarantee from its parent Amazon.com until September 2019. Upon closing, we paid the Investment Advisor a $547,741 acquisition fee. The estimated acquisition cap rate for Goodyear Crossing Ind. Park II is 9.1%.(1)

(1)	Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.